January 24, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Avinger, Inc. (CIK: 0001506928)
Registration Statement No. 333-235902 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time, January 28, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Joseph Rallo
Name: Joseph Rallo
Title: Co-head of Investment Banking